May [31], 2016

JPMorgan Trust IV

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Investment Management Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse the Funds listed on Schedule A for the time periods so indicated. The JPMorgan Service Providers will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend and interest1 expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation and extraordinary expenses not incurred in the ordinary course of a Fund’s business. In addition, the Fund may invest in one or more money market funds advised by the J.P. Morgan Investment Management Inc. or its affiliates (“affiliated money market funds”). The JPMorgan Service Providers as the Funds’ adviser, shareholder servicing agent and/or administrator hereby contractually agree to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on each Fund’s investment in such money market funds.

The JPMorgan Service Providers understand and intend that the Funds will rely on this agreement in preparing and filings its registration statements on Form N-1A and in accruing each Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

[1]	In calculating the interest expense on short sales for purposes of this exclusion, the Fund will recognize all economic elements of interest costs, including premium and discount adjustments.

JPMMFIT Fee Waiver Agreement

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Very truly yours,

J.P. Morgan Investment Management Inc.

JPMorgan Distribution Services, Inc.

By:

Accepted by: JPMorgan Trust IV

By:

JPMMFIT Fee Waiver Agreement

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SCHEDULE A

Fund Name	Share Class	Expense Cap	Expense Cap Period End
JPMorgan Flexible Long/Short Fund	Class A	1.15%	May [31], 2017
	Class C	1.65%	May [31], 2017
	Select	0.90%	May [31], 2017
	Class R6	0.65%	May [31], 2017
JPMorgan Ultra-Short Municipal Fund	Class A	0.55%	May [31], 2017
	Select	0.35%	May [31], 2017